Exhibit 99.1

Prestige Wealth Inc. Announces First Half of Fiscal Year 2023 Financial Results

Hong Kong, December 1, 2023 /PRNewswire/ -- Prestige Wealth Inc. (Nasdaq: PWM) (the “Company” or “Prestige Wealth”), a wealth management and asset management services provider based in Hong Kong, today announced its unaudited financial results for the six months ended March 31, 2023.

Mr. Hongtao Shi, the Company’s Chairman and Chief Executive Officer, commented, “Reflecting upon the first half of fiscal year 2023, we faced some undeniable headwinds in our wealth management business, largely stemming from the ramifications of the COVID-19 pandemic. However, amidst these challenges, there’s a silver lining that underscores our resilience and adaptability: we successfully garnered a significant part of our total revenues from fresh engagements in asset management, compared to the same period of financial year 2022.”

Mr. Shi continued, “Peering into the horizon, we are filled with a strong sense of optimism. The signs are evident that the China market is poised for a robust recovery from COVID-19 pandemic. This presents us with immense opportunities, and we want to assure our clients and stakeholders that we are in prime position to harness these prospects. We’re committed to continually elevating our offerings, in keeping with the evolving preferences of our discerning clientele. By doing so, we not only aim to achieve stellar asset management returns but also fortify the trust bestowed upon us. In sum, our unwavering focus remains to deliver exceptional value for our shareholders, laying down a roadmap that promises growth and prosperity for all stakeholders.”

First Half of Fiscal Year 2023 Financial Results

	For the Six Months Ended March 31,
	2023	2022	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:
Net revenues	565,330	1,789,681	(1,224,351)	(68.41)
Operation cost and expenses	(308,774)	(296,653)	(12,121)	4.09
Income from operations	256,556	1,493,028	(1,236,472)	(82.82)
Other income	3,335	58,350	(55,015)	(94.28)
Income before income taxes	259,891	1,551,378	(1,291,487)	(83.25)
Income taxes expenses	(21,019)	(246,209)	225,190	(91.46)
Net income	238,872	1,305,169	(1,066,297)	(81.70)
Earnings per ordinary share – basic and diluted	0.030	0.163	(0.133)	(81.70)

Net Revenues

Net revenues were $565,330 in the six months ended March 31, 2023, compared to $1,789,681 in the six months ended March 31, 2022. The decrease was primarily due to decrease in net revenue from wealth management services, partially offset by the increase in net revenue from asset management services.

●	Net revenue from wealth management services was $74,875 in the six months ended March 31, 2023, compared to $1,765,325 in the six months ended March 31, 2022. The decrease was primarily due to the Company did not generate revenue for providing wealth management services to US client.

●	Net revenue from asset management services was $490,455 in the six months ended March 31, 2023, increased from $24,356 in the six months ended March 31, 2022. The increase was primarily due to the Company provided asset management related advisory services to new clients.

Operating Costs and Expenses

Operating costs and expenses are primarily comprised of selling, general and administrative expenses. Selling, general and administrative expenses were $308,774 in the six months ended March 31, 2023, compared to $296,653 in the six months ended March 31, 2022. The increase in selling, general and administrative expenses was mainly due to the increases in traveling expenses.

Income from operations

Income from operations was $256,556 in the six months ended March 31, 2023, compared to $1,493,028 in the six months ended March 31, 2022.

Income Tax Expenses

Income tax expenses were $21,019 in the six months ended March 31, 2023, compared to $246,209 in the six months ended March 31, 2022, primarily because the Company had net taxable loss from one of its subsidiaries.

Net Income

Net income was $238,872 in the six months ended March 31, 2023, compared to $1,305,169 in the six months ended March 31, 2022.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.030 in the six months ended March 31, 2023, compared to $0.163 in the six months ended March 31, 2022.

Balance Sheet

As of March 31, 2023, the Company had cash and cash equivalents of $473,374, compared to $66,778 as of September 30, 2022.

Cash Flow

Net cash used in operating activities was $454,660 in the six months ended March 31, 2023, compared to net cash provided by operating activities of $1,054,428 in the six months ended March 31, 2022, mainly due to the decrease in the net income.

Net cash provided by investing activities was $1,414,297 in the six months ended March 31, 2023, compared to net cash used in investing activities of $1,366,478 in the six months ended March 31, 2022, due to loan and interest repayment from a related party.

Net cash used in financing activities was $545,499 in the six months ended March 31, 2023, compared to $324,152 in the six months ended March 31, 2022, mainly due to increase in deferred offering costs for initial public offering.

Recent Accounting Pronouncements

On October 1, 2022, the Company adopts the Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company also adopts the ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost.

Recent Developments

On July 10, 2023, the Company completed its initial public offering. The gross proceeds of the Offering were approximately $5 million before deducting underwriting discounts and commissions and offering expenses. The ordinary shares began trading on the Nasdaq Capital Market on July 6, 2023, under the symbol “PWM.”

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2023	September 30, 2022
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$473,374	$66,778
Accounts receivable	604,228	281,632
Contract asset	108,725	137,001
Amounts due from related parties	1,615,049	2,995,246
Income tax receivable	67,697	109,863
Prepaid expenses and other assets	3,039,363	2,406,990
Total current assets	5,908,436	5,997,510

NON-CURRENT ASSETS
Right-of-use asset	$10,068	$—
Deferred tax assets	16,745	—
Total non-current assets	$26,813	$—
Total assets	$5,935,249	$5,997,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Income tax payable	$108,503	$282,385
Lease liability	10,110	—
Amounts due to related parties	—	27,962
Deferred tax liabilities	17,131	21,785
Other payables and accrued liabilities	177,051	287,426
Total current liabilities	$312,795	$619,558

Shareholders’ equity
Ordinary share ($0.000625 par value, 160,000,000 shares authorized, 8,000,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022)*	$5,000	$5,000
Additional paid in capital	735,367	735,367
Retained earnings	4,917,617	4,678,745
Accumulated other comprehensive loss	(35,530)	(41,160)
Total shareholders’ equity	$5,622,454	$5,377,952
Total liabilities and shareholders’ equity	$5,935,249	$5,997,510

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Net revenue
Wealth management services
Referral fees	$74,875	$1,765,325

Asset management services
Advisory service fees	464,852	—
Management fees	25,603	24,356
Subtotal	490,455	24,356
Total net revenue	565,330	1,789,681

Gross Margin	565,330	1,789,681

Operation cost and expenses
Selling, general and administrative expenses	308,774	296,653
Total operation cost and expenses	308,774	296,653

Income from operations	256,556	1,493,028

Other income	3,335	58,350

Income before income taxes	259,891	1,551,378
Income taxes expenses	21,019	246,209

Net income	$238,872	$1,305,169

Other comprehensive income (loss)
Foreign currency translation adjustment	5,630	(33,151)
Total comprehensive income	$244,502	$1,272,018

Earnings per ordinary share
Basic and diluted	$0.030	$0.163

Weighted average number of ordinary shares outstanding*
Basic and diluted	8,000,000	8,000,000

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.